October 5, 2009	Graham Robinson

BY EDGAR SUBMISSION AND FAX	+1 617 526 6571 (t)
+1 617 526 5000 (f)
Securities and Exchange Commission	graham.robinson@wilmerhale.com
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Patrick Gilmore, Accounting Branch Chief

RE:	TechTarget, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008, as Amended
Filed July 20, 2009
Form 10-Q for the Fiscal Quarter Ended June 30, 2009
Filed August 17, 2009
File No. 001-33472

Dear Mr. Gilmore:

I am writing to advise the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that TechTarget, Inc. (the “Company”) has received the Staff’s letter dated September 25, 2009 (the “Comment Letter”), regarding the Commission’s review of the Company’s Form 10-K for the Fiscal Year Ended December 31, 2008, as amended, and the Form 10-Q for the Fiscal Quarter Ended June 30, 2009.

The Company has requested an extension of time to respond to the comments of the Staff in the Comment Letter.  The Company intends to submit its response to the Staff not later than October 16, 2009.  If this timetable causes the Staff any concern, please let me know.

Thank you for your consideration in this matter.  Please feel free to contact me at the above number if you have any questions.

Sincerely,

/s/ Graham Robinson

Graham Robinson

cc:           Rick Olin, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, Massachusetts 02109

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